CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

11th August 2006


06016163

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\CPA6-5\Letter\CPA6-5-General Correspondence.doc


oneworld member

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that Mr Robert Barclay WOODS has been appointed a Non-Executive Director of the Company with effect from 10th August 2006.

Mr Woods, aged 59, joined The Peninsular and Oriental Steam Navigation Company ("P&O") in 1971 and has been Chief Executive of P&O since January 2004. He will retire from being Chief Executive of P&O in September this year and will remain Chairman of P&O Ferries and Southampton Container Terminal. Mr Woods is a director of John Swire & Sons Limited ("Swire"), appointed in May 2002. He is also a director of Dubai Ports & Free Zone World Co. Mr Woods was not a director of any company listed on The Stock Exchange of Hong Kong Limited during the past three years. He holds an honours degree in economics and history from Cambridge University.

In accordance with the Company's Articles of Association, he will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr Woods has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election. Mr Woods is entitled to receive a director's fee amounting to HK$160,000 per annum at present from the Company.

Swire is the controlling shareholder of Swire Pacific Limited ("Swire Pacific") which is a controlling shareholder of the Company.

Mr Woods does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

He has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Save as disclosed above, there is no other information relating to Mr Woods to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Robert Woods, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 10th August 2006


SWIRE



CATHAY PACIFIC